EXHIBIT 21.1

                         LIST OF SUBSIDIARIES


     We own shares of the common stock of MedCom Network, Inc., a California corporation ("MedCom")representing approximately 30% of the issued and outstanding common stock of MedCom. MedCom does business under the name of MedCom.

     We own all of the issued and outstanding common stock of TeleWrx, Inc., a Florida corporation. TeleWrx is our wholly owned subsidiary and does business under the name of TeleWrx.